Form 10-K, Exhibit 13
period 1996-12-31
HOTEL PROPERTIES L P
filed 1997-03-28
CIK 822968

EXHIBIT 13.1

                           HOTEL PROPERTIES L.P.
                     1996 ANNUAL REPORT TO UNITHOLDERS




                      Hotel Properties L.P.

     Hotel Properties L.P. was established in 1987 to acquire four hotel properties: the Los Angeles Airport Marriott Hotel; the St. Louis Airport Marriott Hotel; the Nashville Airport Marriott Hotel; and Marriott's Tan-Tar-A Resort Hotel, located on Lake of the Ozarks in Osage Beach, Missouri (the "Hotels"). The Partnership's overall operations are managed by its General Partner, EHP/GP Inc. The Hotels are leased to and managed by Marriott Hotel Services, Inc., a wholly-owned subsidiary of Marriott International Inc.

     The weighted average occupancy and room rate for the Partnership's four Hotels for the years ended
     December 31, 1996 and 1995 were as follows:



                                 1996      1995   % Change
      Average Occupancy         78.3%     76.7%       2.1%
      Average Room Rate        $87.99    $85.19       3.3%






         Administrative Inquiries       Performance Inquiries/Form 10-Ks
         Address Changes/Transfers      First Data Investor Services Group
         Service Data Corporation       P.O. Box 1527
         2424 South 130th Circle        Boston, Massachusetts 02104-1527
         Omaha, Nebraska 68144-2596     Attn:  Financial Communications
         800-223-3464                   800-223-3464



                      Message to Investors

Presented for your review is the 1996 Annual Report for Hotel Properties L.P. (the "Partnership"). This report includes an overview of the hospitality industry, an update on operations at the Partnership's four Marriott Hotels, and the Partnership's audited financial statements for the year ended
December 31, 1996.

Cash Distributions
------------------
As previously reported, a cash distribution in the amount of $0.40 per Unit was paid on February 14, 1997 from the Partnership's operations during the past year. The ability of the Partnership to pay this distribution was based on several factors, including improved operations during 1996 at both the Partnership and Hotel levels, and the satisfaction of certain debt service requirements associated with the June 1995 refinancing. Please note that this represents a one-time distribution of 1996 annual cash flow and does not indicate the reinstatement of regular cash distributions. The ability of the Partnership to make future distributions will be evaluated on an annual basis and will be dependent upon the cash flow generated from the Hotels' operations in excess of debt service and the adequacy of cash reserves.

Property Update
---------------
Combined operating results at the Partnership's hotels improved significantly during 1996. Although the Hotels are affected by factors specific to the locale in which each operates, all four continued to outperform their respective markets. The St. Louis Hotel posted improved results, benefiting from a steadily strengthening local economy. Additionally, southern California is undergoing a long-awaited economic recovery, and as a result, operations at the Los Angeles Hotel also improved notably. With respect to the Nashville Hotel, while the local market remains strong, a significant number of new hotel rooms were added to the existing supply in 1996 and, correspondingly, 1996 operations at the Hotel mirrored the prior year. The performance of the Tan-Tar-A Resort was flat compared with 1995, largely as a result of increased local rooms supply.

Please refer to the Property Update section beginning on page 3 of this report for a discussion of the Hotels' 1996 performance.

Market Update
-------------
Operating conditions for hotels nationwide continued to improve throughout 1996, as the hospitality industry experienced overall increased profitability during the year. For the year ended December 31, 1996, market analysts Smith Travel Research reported that average occupancy and daily room rates for U.S. hotels increased to 65.7% and $71.66, respectively, compared with 65.1% and $67.17, respectively, for 1995.

General Information
-------------------
As you are probably aware, two unrelated third-parties have commenced partial tender offers to purchase units of the Partnership at grossly inadequate prices which are substantially below the Partnership's Net Asset Value. In response, we have recommended that limited partners reject these offers because they do not reflect the underlying value of the Partnership's assets. To date, holders of over 97% of the outstanding units have agreed that these offers were inadequate, rejected the offer and did not tender their units. Please be assured that if any additional tender offers are made for your units, we will attempt to provide you with our position regarding such offer on a timely basis.

Summary
-------
The General Partner is encouraged by the improvement in operations at both the Partnership and Hotel levels, and is hopeful that this positive trend will continue throughout 1997. Looking forward, we will continue to work closely with Marriott management to improve revenues, streamline expenses and increase market share. Our objective is to enhance the ultimate value of your investment. To achieve this, the General Partner is continually monitoring the operations of the Partnership's four Hotels, the status of the hospitality industry and other factors to determine the optimum time to sell the Hotels in order to maximize the return to investors. We will inform you of our progress in future reports.

Very truly yours,

EHP/GP Inc.
The General Partner

s/Jeffrey C. Carter/

Jeffrey C. Carter
President

March 27, 1997




                         Property Update

Marriott's Tan-Tar-A Resort
---------------------------
Marriott's Tan-Tar-A Hotel is a full-service resort consisting of 26 buildings located on Lake of the Ozarks in Osage Beach, Missouri. It is situated on two parcels of land extending over a total of 150 acres with approximately 5,000 feet of shoreline.
In addition to Tan-Tar-A's 365 operating guest rooms, Marriott also manages approximately 610 private estates under agreements with the individual owners, bringing the total number of available guest units to 975. Tan-Tar-A features extensive recreational amenities which include a health club, tennis courts, swimming pools, comprehensive water sports facilities and 27 holes of golf. Additionally, the resort offers a wide array of food and beverage options, including Burger King, Sbarro's, four TCBY outlets and a main restaurant which features indoor/outdoor dining and a hunting lodge atmosphere. There are also eight lounges, a number of banquet areas and ballrooms, and several retail and gift shops. During the first quarter of 1996, renovations were completed on 143 of Tan-Tar-A's guest rooms. Balcony and roof replacements on a number of buildings were also completed during 1996, and substantial repairs to the parking garage adjacent to the main lobby were completed in January 1997. With the exception of the garage repairs, all of these upgrades were funded entirely out of Tan-Tar-A's furniture, fixtures and equipment ("FF&E") reserve. The total cost of the garage repairs will approximate $650,000, and will be funded outside of the FF&E reserve by Marriott and the Partnership. Approximately $406,000 will be paid from the Partnership's working capital, and Marriott will contribute approximately $244,000. As a result, the Partnership's first priority rent will increase by 10% of the amount actually contributed by the Partnership.

The performance of the resort was relatively flat in 1996 compared with the prior year. A slight decline in the average occupancy and room rate was offset by increases in food and beverage revenues, resulting in a moderate increase in the Hotel's total sales. This improvement, coupled with efforts to contain expenses, led to a 4% increase in Hotel operating profit.

Historically, the resort has enjoyed a dominant position in its market due to limited competition; there is only one other full-service resort hotel in the vicinity and the General Partner believes that Tan-Tar-A offers a higher quality product. While there are several additional hotels and motels located in the area, in the past they have not been perceived as being directly competitive with Tan-Tar-A due to disparities in markets served, quality of facilities, rate structure, location and/or lack of affiliation with a major hotel chain. During 1996, however, certain new and expanded limited service hotels began to gain market share, which created a downward pressure on room rates and occupancy throughout the resort market. We are currently implementing various marketing initiatives to regain market share. Additionally, we anticipate that the renovations discussed above will enhance Tan-Tar-A's appeal and lessen the impact of the increased competition.

The Nashville Airport Marriott Hotel
------------------------------------
The Nashville Marriott Hotel is located approximately two-and-one-half miles north of the Nashville Airport. The Hotel has 399 rooms and features extensive amenities, including a health club, tennis courts, a game room and an indoor/outdoor swimming pool with a poolside entertainment area and barbecue pit. The Hotel's food and beverage facilities consist of a full-service restaurant and lounge, and the banquet facilities include two ballrooms and several meeting rooms which can accommodate up to 1,500 people. Renovations on the Hotel's main ballroom, the Capital Ballroom, will commence during 1997. The renovations will include the installation of new lighting and "air walls" which control the noise level between rooms. These upgrades will be funded out of the Hotel's FF&E reserve.

The Nashville hospitality market remained healthy during 1996.
However, the sustained strength of the local market has encouraged significant development, and over the last three years, the number of hotel rooms in Nashville has increased by approximately 25%. Most of these new hotels are in the limited service category and do not compete directly with the Nashville
Hotel. While demand continues to be strong, it has not quite kept pace with the increased supply. For the year ended December
31, 1996, Smith Travel Research reported that the average occupancy for the city's hotels declined slightly to 67.1%, compared with 69.8% for the year ended December 31, 1995, and average room rates for 1996 increased to $70.12, compared with $65.32 for 1995. Operations at the Partnership's Hotel remained stable for the year, as the average room rate increased and average occupancy decreased slightly. The General Partner will continue to work closely with Marriott to pursue new methods for improving operations and controlling costs, while maintaining the level of quality service to our guests.

The Partnership has identified nine hotels which compete to varying degrees with the Nashville Hotel. Although the Opryland Hotel is among these, it is not considered to be a primary competitor as it caters to a different clientele than the Nashville Hotel. We believe the increased supply of rooms in the Nashville market will continue to have only a moderate adverse impact on the Partnership's Hotel, due to the disparities in markets served, quality of facilities, rate structure, location and/or lack of affiliation with a major hotel chain.

The St. Louis Airport Marriott
------------------------------
The St. Louis Marriott Hotel is a 602-room hotel located on Pear Tree Lane directly across from the Lambert International Airport in St. Louis, Missouri. The Hotel originally opened in 1972 with a total of 423 rooms, and in 1981, added 179 rooms with the completion of the east tower. Guests at the Hotel enjoy extensive amenities, including indoor and outdoor swimming pools, two lighted tennis courts and a health facility with a whirlpool and sauna. Food and beverage facilities include a rooftop JW's Steakhouse, a full-service restaurant and two lounges. Additionally, there are two major ballrooms which can accommodate up to 2,100 people.

A continued strengthening of the St. Louis economy in 1996 carried over to the local hospitality industry. Improved operations at major area businesses such as TWA and McDonnell Douglas has particularly impacted local airport hotels, which traditionally depend on individual business travelers and groups. Smith Travel Research reported that for the year ended
December 31, 1996, the average occupancy and room rates for the city's hotels were 65.9% and $66.12, respectively, compared with 66.8% and $62.05, respectively, in 1995. Similarly, the performance of the St. Louis Hotel also strengthened in 1996, as a stable average occupancy level and higher average room rate led to a 12% improvement in total hotel sales and a 14% increase in rent from operating profit.

The improved performance of the Hotel is attributable in part to our continued efforts to maintain and enhance the Hotel's appeal. To this end, approximately 160 rooms in the Hotel's west tower underwent a soft-goods renovation during the first half of 1996, which was funded out of the Hotel's FF&E reserve. Additionally, during the fourth quarter of 1996, renovations commenced on all remaining rooms at the Hotel that had not been recently refurbished. These improvements will be funded from a line of credit evidenced by a promissory note which was executed on October 18, 1996 by the Partnership and Marriott International Capital Corporation (the "Note"). The Note, which is in an amount of up to $1.1 million, will be repaid solely from the Hotel's FF&E reserve. The Note is unsecured and non-recourse. Although the Note bears interest at a rate of 9% on all outstanding amounts, Marriott, the operator of the Hotel, effectively will pay all interest costs through additional deposits into the FF&E reserve from Marriott's own funds.

There are currently six hotels in the St. Louis Airport market which compete directly with the St. Louis Airport Marriott. Two other Marriott hotels are also located in the greater St. Louis area, which, due to their affiliation with Marriott, compete to a certain degree with the Partnership's Hotel. Despite limited new development over the last few years, the recently expanded convention center may create demand for additional rooms in the next one to two years. Additionally, a new 400-room hotel and casino is expected to open in April 1997. Although this hotel will not be considered a primary competitor, it will likely have some impact on weekend business at the Partnership's Hotel.
While there are numerous additional hotels in the St. Louis market, due to disparities in markets served, quality of facilities, rate structure, location and/or lack of affiliation with a major hotel chain, they are not considered to be directly competitive with the Partnership's Hotel.

The Los Angeles Airport Marriott
--------------------------------
The Los Angeles Airport Marriott is a 1,012-room convention-type hotel that opened in 1973. The Hotel is situated on Century Boulevard, just one-half mile east of the entrance to the Los Angeles International Airport. Amenities offered at the Hotel include a health club with a sauna and a game room, an outdoor swimming pool and a hydrotherapy pool. The Hotel also features two full-service restaurants, a sports bar/lounge, a gourmet coffee shop and a lobby and pool lounge. Banquet and meeting facilities can accommodate more than 2,000 people.

The installation of a new computerized reservations system was initiated at the Los Angeles Hotel during the second quarter of 1996. This work will be funded out of the Hotel's FF&E reserve. Additionally, soft-goods renovation of all guest rooms will commence during the second quarter of 1997. These upgrades will include a replacement of carpeting, draperies, bedspreads and other soft-goods, and will be funded out of the Hotel's FF&E reserve.

Conditions for hotels in the Los Angeles Airport submarket improved markedly during 1996. This is due in large part to the fact that southern California, which has lagged the rest of the nation in its recovery, is now experiencing an economic resurgence stimulated by growth in the high-tech and entertainment industries. This growth has positively impacted most businesses, including the local hospitality market. According to Smith Travel Research, for the year ended
December 31, 1996, average occupancy and room rates for hotels in the Los Angeles Airport submarket increased to 74.9% and $61.62, compared to 69.2% and $58.14, respectively, for 1995. Operations at the Partnership's Hotel reflected this improvement, as the Hotel posted increases in both average occupancy and room rates. As a result, total hotel sales increased 9%. Notwithstanding this improvement, it is important to note that the rent paid to the Partnership was unchanged due to the nature of the leases with Marriott. In the near-term, it is anticipated that the Los Angeles Airport hotel market will continue to benefit from the region's overall economic growth.

The General Partner has identified seven hotels in the Los Angeles Airport submarket which compete to varying degrees with the Partnership's Hotel, including a 750-room Westin Hotel at the Airport which was formerly known as a Doubletree. One competitor, located three miles south of the airport in Manhattan Beach, is the Radisson Plaza Hotel, which is currently owned by a limited partnership that was sponsored by an affiliate of the General Partner. Although there are several additional hotels in the market area, they are not considered to be directly competitive with the Partnership's Hotel due to disparities in markets served, quality of facilities, rate structure, location and/or lack of affiliation with a major hotel chain.


Financial Highlights
--------------------
The following chart summarizes the financial results of the Hotels and the Partnership for the periods ended December 31 of the indicated years:

                                                   1996          1995  % Change
Total Hotel sales                          $118,131,587  $110,709,040      6.7%
Total Hotel operating profit                 18,785,538    17,144,830      9.6%
Partnership rental income from operations    10,350,982    10,155,725      1.9%
Net income                                    1,922,133       274,859    599.3%
Adjusted net income                           3,283,994     2,052,968     60.0%

Total Hotel sales increased 6.7% in 1996 over 1995, primarily as a result of the Hotels' higher weighted average occupancy and room rates. This increase, combined with management's efforts to contain operating expenses, led to a 9.6% increase total Hotel operating profit and a 1.9% increase in rental income earned by the Partnership in 1996 compared with 1995. The higher rental income, coupled with a decrease in interest expense, general and administrative expenses and certain other expenses, led to a substantial increase in the Partnership's net income for 1996 compared with 1995. After adding back the non-cash expense of depreciation, the Partnership's adjusted net income (excluding rent from the replacement escrow which is restricted for making improvements to the Hotels) increased 60% in 1996 over the prior year.

Selected Financial Data
-----------------------
Selected Partnership financial data for the five years ended
December 31 is shown below. This data should be read in conjunction with the Partnership's financial statements included in this report.

For the periods ended December 31,
                           1996        1995        1994        1993        1992
Rental income
  from operations   $10,350,982 $10,155,725  $9,860,623  $9,652,455  $9,791,980
Replacement escrow    5,557,759   5,219,071   5,021,649   4,898,950   4,721,699
Interest                416,202     365,855     227,886     144,584     143,258
  Total Income       16,324,943  15,740,651  15,110,158  14,695,989  14,656,937
Partnership net
  income (loss)(1)    1,922,133     274,859  (1,099,424) (1,215,178) (1,706,360)
Total Assets
  at December 31    109,954,205 108,887,742 108,853,719 109,693,913 110,227,618
Mortgage loans
  payable
  at December 31     80,239,491  81,714,517  80,438,000  80,438,000  80,438,000
Revolving credit
  loans payable
  at December 31             --          --   2,531,417   2,531,417   1,291,417
Net income (loss)     1,922,133     274,859  (1,099,424) (1,215,178) (1,706,360)
Net income (loss)
  per unit(2)               .55         .05        (.31)       (.35)       (.49)
Cash distributions declared
  per unit(2)               .40          --         .19         .45         .45

(1) Includes non-cash items such as depreciation, amortization, deferred asset management fees and a one-time write off of undepreciated personal property of $357,819 and $1,181,132 in 1993 and 1992, respectively, replaced during renovations.

(2) There are 3,464,700 units outstanding.


Balance Sheets                           At December 31,        At December 31,
                                                    1996                   1995
Assets
Real estate, at cost: (Notes 3 and 4)
 Land                                       $ 22,569,415           $ 22,569,415
 Buildings                                    72,645,014             72,561,033
  Furniture, fixtures and equipment           48,892,073             43,838,735
                                             144,106,502            138,969,183
 Less accumulated depreciation               (47,206,347)           (40,612,178)
                                              96,900,155             98,357,005

Cash and cash equivalents (Note 5)             3,590,188              1,004,565
Restricted cash (Note 3)                       1,297,810                825,437
Restricted cash - loan reserve (Note 4)        2,534,317              2,538,618
Due from hotel managers, net (Note 3)            577,522                534,669
Replacement reserve receivable (Note 3)        3,426,722              3,478,655
Rent receivable (Note 3)                         488,415                684,266
Deferred charges - refinancing costs,
  net of accumulated amortization
  of $488,176 in 1996 and $162,725 in 1995     1,139,076              1,464,527
  Total Assets                              $109,954,205           $108,887,742

Liabilities and Partners' Capital
Liabilities:
 Accounts payable and accrued expenses      $     85,067           $     66,045
 Due to affiliates (Note 6)                        1,000                  2,462
 Mortgage loans payable (Note 4)              80,239,491             81,714,517
 Mortgage loans interest payable                 601,796                     --
 Refinancing fee payable (Note 8)                412,500                412,500
 Distributions payable (Note 10)               1,399,879                     --
 Deferred management fees payable (Note 8)     4,187,505              4,187,505
 Deferred interest payable (Note 8)            1,849,185              1,849,185
  Total Liabilities                           88,776,423             88,232,214

Partners' Capital:
General Partner                                       --                     --
Limited Partners (3,464,700 limited
  partnership units authorized,
  issued and outstanding)                     21,177,782             20,655,528

  Total Partners' Capital                     21,177,782             20,655,528

  Total Liabilities and Partners' Capital   $109,954,205           $108,887,742


Statement of Partners' Capital
For the years ended December 31, 1996, 1995 and 1994
                                    Limited     General
                                    Partners    Partner         Total
Balance at December 31, 1993      $22,204,560  $(68,274)  $22,136,286
Net Loss                           (1,088,430)  (10,994)   (1,099,424)
Distributions                        (649,632)   (6,561)     (656,193)
Balance at December 31, 1994      $20,466,498  $(85,829)  $20,380,669
Net Income                            189,030    85,829       274,859
Balance at December 31, 1995      $20,655,528  $     --   $20,655,528
Net Income                          1,908,134    13,999     1,922,133
Distributions                      (1,385,880)  (13,999)   (1,399,879)
Balance at December 31, 1996      $21,177,782  $    _     $21,177,782


Statements of Operations
For the years ended December 31,                  1996        1995         1994
Income
Rent: (Note 3)
 Operating profit                          $10,350,982 $10,155,725  $ 9,860,623
 Replacement escrow                          5,557,759   5,219,071    5,021,649
Interest                                       416,202     365,855      227,886
  Total Income                              16,324,943  15,740,651   15,110,158

Expenses
Interest (Note 4)                            7,288,757   7,975,815    8,403,606
Depreciation and amortization                6,919,620   6,997,180    7,028,565
Asset management fee (Note 8)                       --     288,528      640,941
General and administrative (Note 5)            122,397     148,466       79,812
Professional fees                               72,036      55,803       56,658
  Total Expenses                            14,402,810  15,465,792   16,209,582
  Net Income (Loss)                        $ 1,922,133 $   274,859  $(1,099,424)

Net Income (Loss) Allocated:
To the General Partner                     $    13,999 $    85,829  $   (10,994)
To the Limited Partners                      1,908,134     189,030   (1,088,430)
                                           $ 1,922,133 $   274,859  $(1,099,424)
Per limited partnership unit
(3,464,700 outstanding)                           $.55        $.05        $(.31)


Statements of Cash Flows
For the years ended December 31,                  1996        1995         1994
Cash Flows From Operating Activities:
Net Income (Loss)                           $1,922,133  $  274,859  $(1,099,424)
Adjustments to reconcile net income
(loss) to net cash provided by
operating activities:
 Rental income from replacement escrow      (5,557,759) (5,219,071)  (5,021,649)
 Depreciation and amortization               6,919,620   6,997,180    7,028,565
 Increase (decrease) in cash arising
 from changes in operating assets
 and liabilities:
  Due from hotel managers, net                 (42,853)    (45,278)     (49,994)
  Rent receivable                              195,851      (5,718)     314,039
  Accounts payable and accrued expenses         19,022     (20,152)      12,938
  Due to affiliates                             (1,462)        311        1,692
  Mortgage loans interest payable              601,796          --       (8,153)
  Deferred management fees                          --     288,528      640,941
  Deferred interest payable                         --     332,877      530,482
Net cash provided by operating activities    4,056,348   2,603,536    2,349,437

Cash Flows From Investing Activities:
Proceeds from restricted cash                  488,335     530,525    2,378,903
Proceeds from replacement reserve receivable 4,648,984   4,360,894    3,789,774
Additions to real estate, net of disposals  (5,137,319) (4,891,419)  (6,168,677)
Net cash used for investing activities              --          --           --

Cash Flows From Financing Activities:
Principal payments on mortgage
 loans payable                              (1,475,026) (1,254,900)          --
Net increase in restricted cash
 - loan reserve                                  4,301          --           --
Deferred charges - refinancing costs                --  (1,214,752)          --
Funding of loan reserve                             --  (2,538,618)          --
Cash distributions paid                             --          --     (918,670)
Net cash used for financing activities      (1,470,725) (5,008,270)    (918,670)
Net increase (decrease) in cash
 and cash equivalents                        2,585,623  (2,404,734)   1,430,767
Cash and cash equivalents,
 beginning of period                         1,004,565   3,409,299    1,978,532
Cash and cash equivalents, end of period    $3,590,188  $1,004,565   $3,409,299

Supplemental Disclosure of Cash Flow Information:
Cash paid during the period for interest    $6,686,961  $7,642,938   $7,881,277

Supplemental Disclosure of Noncash Financing Activities:
Loan refinancing costs of $641,870 were funded through accounts payable and refinancing fees payable in 1995.



Notes to the Financial Statements
December 31, 1996, 1995 and 1994

1. Organization
Hotel Properties L.P. (the "Partnership") was formed on September 24, 1987 for the purpose of acquiring four hotel properties: the Los Angeles Airport Marriott Hotel, the St. Louis Airport Marriott Hotel, the Nashville Airport Marriott Hotel and Marriott's Tan-Tar-A Resort Hotel (the "Properties").

Initial capital of $1,000 was contributed by EHP/GP Inc. (the General Partner), a Delaware corporation and wholly-owned subsidiary of Lehman Brothers Inc., formerly Shearson Lehman Hutton Inc. The Partnership commenced operations on June 3, 1988 with the issuance of a maximum 3,464,700 depository units (the "Units") which represent limited partnership interests (the "Limited Partners").

On July 31, 1993, Shearson Lehman Brothers Inc. ("Shearson") sold certain of its domestic retail brokerage and asset management businesses to Smith Barney, Harris Upham & Co. Incorporated ("Smith Barney"). Subsequent to the sale, Shearson changed its name to Lehman Brothers Inc. ("Lehman Brothers"). The transaction did not affect the ownership of the General Partner. However, the assets acquired by Smith Barney included the name "Shearson." Consequently, effective October 22, 1993, the General Partner, Shearson EHP/GP Inc., changed its name to EHP/GP Inc. and effective January 5, 1994, EQ/Shearson Hotel Properties L.P. changed its name to Hotel Properties L.P.

On February 13, 1996, based upon, among other things, the advice of legal counsel, Skadden, Arps, Slate, Meagher & Flom, the General Partner adopted a resolution that states, among other things, if a Change of Control (as defined below) occurs, the General Partner may distribute the Partnership's cash balances not required for its ordinary course day-to-day operations. "Change of Control" means any purchase or offer to purchase more than 10% of the Units that is not approved in advance by the General Partner. In determining the amount of the distribution, the General Partner may take into account all material factors. In addition, the Partnership will not be obligated to make any distribution to any partner, and no partner will be entitled to receive any distribution, until the General Partner has declared the distribution and established a record date and distribution date for the distribution.

2. Significant Accounting Policies

Basis of Accounting - The accompanying financial statements of the Partnership have been prepared on the accrual basis of accounting.

Depreciation - Real estate investments, which consist of land, building and personal property, are recorded at cost less accumulated depreciation. Cost includes the initial purchase price of the property plus closing costs, acquisition and legal fees, and capital improvements. Depreciation of the real property is computed using the straight-line method based on the estimated useful life of 40 years. Depreciation of the personal property is computed under the straight-line method over an estimated useful life of 7 years.

Accounting for Impairment - In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting
Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" ("FAS 121"), which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. FAS
121 also addresses the accounting for long-lived assets that are expected to be disposed of. The Partnership adopted FAS 121 in the fourth quarter of 1995.

Fair Value of Financial Instruments - Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial
Instruments" ("FAS 107"), requires that the Partnership disclose the estimated fair values of its financial instruments. Fair values generally represent estimates of amounts at which a financial instrument could be exchanged between willing parties in a current transaction other than in forced liquidation.

Fair value estimates are subjective and are dependent on a number of significant assumptions based on management's judgment regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. In addition, FAS 107 allows a wide range of valuation techniques, therefore, comparisons between entities, however similar, may be difficult.

Deferred Charges - Refinancing Costs - Deferred charges - refinancing costs are amortized on a straight-line basis over the five year term of the mortgage loans payable.

Income Taxes - No income tax provision (benefit) has been recorded on the books of the Partnership, as the respective shares of taxable income (loss) are reportable by the partners on their individual tax returns.

Offering Costs - Offering costs are nonamortizable and have been deducted from the Limited Partners' capital.

Cash and Cash Equivalents - Cash and cash equivalents consist of highly liquid short-term investments with maturities of three months or less from the date of issuance. The carrying amount approximates fair value because of the short maturity of these instruments.

Concentration of Credit Risk - Financial instruments which potentially subject the Partnership to a concentration of credit risk principally consist of cash in excess of the financial institutions' insurance limits. The Partnership invests available cash with high credit quality financial institutions.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications - Certain prior year amounts have been reclassified to conform to the current year's presentation.

3. Real Estate
The Partnership's real estate, which was purchased on June 3, 1988, consists of the following four hotel properties:

Los Angeles Airport Marriott Hotel - The Los Angeles Airport Marriott Hotel (the "Los Angeles Hotel") is a 1012-room hotel located on Century Boulevard, near the Los Angeles International Airport in Los Angeles, California.

The Los Angeles Hotel was purchased subject to an operating lease with Marriott Hotel Services, Inc. (the "Hotel Manager"), formerly The Marriott Corporation (see below), which was restated on June 2, 1988, and provides for a term expiring on July 25, 2003 and five 10-year renewal options by the Hotel Manager.

Rent payable under the lease equals the greater of (i) 50% of Operating Profit (as defined in the lease) up to a maximum of $3,626,183 plus an amount equal to a 10% return on all of the Landlord's Additional Contributions and Additional Building Contributions (as defined in the lease), provided if, in any year, 50% of the Operating Profit exceeds $3,626,183 plus such 10% return, then the Hotel Manager must pay additional rent equal to one-half of the excess, or (ii) if 50% of the Operating Profit is insufficient to pay the sum of $3,626,183, plus a 9% return on all of the Landlord's Additional Contributions and Additional Building Contributions, then the Hotel Manager must pay up to $3,626,183, plus an amount equal to a 9% return on all of the Landlord's Additional Contributions and Additional Building Contributions to the extent of up to 100% of Operating Profit.

St. Louis Airport Marriott Hotel - The St. Louis Airport Marriott Hotel (the "St. Louis Hotel") is a 602-room hotel located directly across from the St. Louis Airport in St. Louis, Missouri.

The St. Louis Hotel was purchased subject to an operating lease with the Hotel Manager, formerly The Marriott Corporation (see below), which was restated on June 2, 1988, and provides for a term expiring on July 25, 2003 and five 10-year renewal options by the Hotel Manager.

Rent payable under the lease equals the greater of (i) 50% of the Operating Profit (as defined in the lease) up to a maximum of $1,352,500 plus an amount equal to a 10% return on all of the Landlord's Additional Contributions and Additional Building Contributions (as defined in the lease) provided if, in any year, 50% of the Operating Profit exceeds $1,352,500 plus such 10% return, then the Hotel Manager must pay additional rent equal to one-half of the excess, or
(ii) if 50% of the Operating Profit is insufficient to pay the sum of $1,217,250 plus a 9% return on all of the Landlord's Additional Contributions and Additional Building Contributions, then the Hotel Manager must pay up to $1,217,250, plus an amount equal to a 9% return on all of the Landlord's Additional Contributions and Additional Building Contributions to the extent of up to 100% of Operating Profit.

Nashville Airport Marriott Hotel - The Nashville Airport Marriott Hotel (the "Nashville Hotel") is a 399-room hotel located in Nashville, Tennessee.

The Nashville Airport Hotel was purchased subject to an operating lease with the Hotel Manager, formerly The Marriott Corporation (see below), which was assumed by the Partnership. The Nashville Hotel's lease had a remaining term of 18 years on June 3, 1988, expires December 29, 2006 and contains five 10-year renewal options by the Hotel Manager.

Rent payable under the lease equals 60% of the Operating Profit (as defined in the lease), provided if (i) 60% of the Operating Profit is less than the Landlord's First Priority (as defined in the lease), rent shall be increased by the difference, from up to 80% of the Operating Profit, or (ii) if 60% of the Operating Profit is greater than the Landlord's Second Priority (as defined in the lease), rent shall be reduced by 25% of such excess, but rent shall not be less than 50% of the Operating Profit.

Marriott's Tan-Tar-A Resort Hotel - Marriott's Tan-Tar-A Resort ("Tan-Tar-A"), located in Lake of the Ozarks, Missouri, encompasses 26 buildings on two parcels of land; overall, there are 365 guest rooms. Tan-Tar-A also has available for rental private homes (Estates), bringing the total number of available rooms to 975.

Tan-Tar-A was purchased subject to an operating lease with the Hotel Manager, formerly The Marriott Corporation (see below), which was assumed by the Partnership. The lease, which had a remaining term of 17 years as of June 3, 1988, expires December 30, 2005 and contains five 10-year renewal options by the Hotel Manager.

Rent payable under the lease equals 60% of the Operating Profit (as defined in the lease), provided if (i) 60% of the Operating Profit is less than the Landlord's First Priority (as defined in the lease), rent shall be increased by the difference, from up to 80% of the Operating Profit, or (ii) if 60% of the Operating Profit is greater than the Landlord's Second Priority (as defined in the lease), rent shall be reduced by 25% of such excess, but rent shall not be less than 50% of the Operating Profit.

Reserve Funds for Replacement - Pursuant to the terms of the operating leases, the Hotel Manager is required on behalf of the Partnership to maintain reserve funds for replacement of furnishings and equipment on the Properties from the Operating Profit of the Properties, ranging from 4.5% to 5%. The reserve funds for the Los Angeles, St. Louis and Tan-Tar-A Hotels are maintained on behalf of the Partnership at those properties by the Hotel Manager, while the Nashville Hotel fund is held by the Partnership. At December 31, 1996, the Partnership had $1,297,810 of the Nashville Hotel fund invested in an interest-bearing account (included in Restricted cash in the accompanying financial statements). Additionally, at December 31, 1996, $3,426,722 of reserve funds for the three remaining Hotels were held at the Hotels on behalf of the Partnership (included in Replacement reserve receivable in the accompanying financial statements). During the year ended December 31, 1996, the Partnership earned replacement escrow rental income of $5,557,759 which either remained in the reserve accounts or was used to fund fixed asset additions.

The St. Louis and Los Angeles Hotel Operating Leases require the Hotel Manager to maintain sufficient funds necessary to provide the respective Properties with adequate levels of working capital. In addition, under the leases, the Hotel Manager will retain ownership of the working capital throughout the lease term and upon termination thereof. Equitable Real Estate Investment Management, Inc. (the "Seller" or "EREIM") advanced the Hotel Manager $850,000 of working capital for Tan-Tar-A and $480,000 of working capital for Nashville. These noninterest-bearing working capital advances shall be paid to the Partnership by the Hotel Manager after termination of the respective Operating Lease. As the advances do not provide for interest, they have been discounted using the effective borrowing rate of 9.5% associated with the mortgage loans payable and have been included under due from hotel managers at the discounted value of $520,010. Included in due from hotel managers is interest income for the periods ended December 31, 1996, 1995 and 1994 in the amount of $49,400, $45,117, and $41,201, respectively.

Hotel Operations - The following presents summarized information with respect to the operations of the Properties as provided by the Hotel Manager for the periods ended December 31, 1996, 1995 and 1994:

                   Los Angeles  St. Louis   Nashville   Tan-Tar-A
                      Hotel       Hotel       Hotel       Hotel       Total
1996:
  Hotel Revenues   $46,243,470 $23,419,438 $18,363,779 $30,104,900 $118,131,587
  Hotel Expenses    38,407,331  19,398,340  14,022,954  27,517,424   99,346,049
  Operating Profit    7,836,139  4,021,098   4,340,825   2,587,476   18,785,538

Rental income
 to owner             4,173,258  1,965,901   2,604,495   1,607,328   10,350,982
Add - Real estate additions
      and reserve funds for
      replacement owned by the
      Partnership, included in
      hotel expenses 2,080,956   1,053,370     918,188   1,505,245    5,557,759
Total Rental Income $6,254,214  $3,019,271  $3,522,683  $3,112,573  $15,908,741

1995:
  Hotel Revenues   $42,447,026 $20,829,490 $18,040,956 $29,391,568 $110,709,040
  Hotel Expenses    35,639,057  17,397,505  13,630,938  26,896,710   93,564,210
  Operating Profit   6,807,969   3,431,985   4,410,018   2,494,858   17,144,830

Rental income
 to owner            4,173,258   1,729,128   2,646,011   1,607,328   10,155,725
Add - Real estate additions
      and reserve funds for
      replacement owned by the
      Partnership, included in
      hotel expenses 1,910,117     937,328     902,048   1,469,578    5,219,071
Total Rental Income $6,083,375  $2,666,456  $3,548,059  $3,076,906  $15,374,796

1994:
  Hotel Revenues   $39,399,903 $19,683,799 $17,094,396 $30,163,238 $106,341,336
  Hotel Expenses    34,534,061  16,711,523  13,209,765  27,500,553   91,955,902
  Operating Profit   4,865,842   2,972,276   3,884,631   2,662,685   14,385,434

Rental income
 to owner            4,173,258   1,729,128   2,350,909   1,607,328    9,860,623
Add - Real estate additions
      and reserve funds for
      replacement owned by the
      Partnership, included in
      hotel expenses 1,772,996     885,771     854,720   1,508,162    5,021,649
Total Rental Income $5,946,254  $2,614,899  $3,205,629  $3,115,490  $14,882,272

On June 19, 1993, The Marriott Corporation assigned its interests in the Amended and Restated Leases for the four hotel properties owned by the Partnership to the Hotel Manager, a wholly-owned subsidiary of Marriott International. The assignment has no effect on the Partnership's operations.

4. Mortgage Loans Payable
The mortgage loans payable were made by The Equitable Life Assurance Society of the United States ("Equitable"), the Seller, in the amount of $80,438,000 on June 3, 1988. A separate mortgage loan was issued with respect to each property, each collateralized by a property. An event of default under each mortgage loan constituted an event of default under the other mortgage loans. The loans bore interest at a rate of 9.5% per annum. The loans provided for monthly payments of interest only until maturity on June 2, 1995, at which time the entire principal balances were due.

Equitable had committed to loan to the Partnership such funds, as necessary, to meet the Hotel Manager request for additional funding. In connection therewith, Equitable made lines of credit aggregating $27,162,000 available to the Partnership. Funds drawn on the lines of credit, totaling $2,531,417, bore interest at 2% over prime with principal due June 2, 1995.

On June 28, 1995 (the "Effective Date"), the Partnership refinanced and amended the $80,438,000 in mortgage loans and the $2,531,417 revolving credit loans payable (collectively, the "Loan"). The Loan, which originally matured on June 2, 1995, was extended under the existing terms to the Effective Date. At closing, the Partnership made a $500,000 principal payment and the Loan was consolidated into a new mortgage loan with Equitable totaling $82,469,417 (the "New Mortgage"). The New Mortgage is collateralized by four separate deeds of trust with respect to the Los Angeles, St. Louis, Nashville, and Tan-Tar-A Marriott Hotels (collectively, the "Hotels") of which the Hotel Manager is the lessee and operator.

Under the terms of the New Mortgage with Equitable, the Partnership is required to make monthly payments of principal and interest in the amount of $741,999 at a rate of 9% per annum based on a 20-year amortization term, commencing on August 1, 1995 until maturity on June 2, 2000, at which time the entire outstanding principal balance is due. The New Mortgage may be prepaid in whole or in part at anytime prior to June 2, 1998 in connection with a sale or refinancing of one or more of the Hotels without paying a prepayment premium. Subsequent to June 2, 1998, prepayment of the New Mortgage will be subject to a prepayment premium as set forth in the New Mortgage agreement. Interest expense for each of the years ended December 31, 1996, 1995 and 1994 was $7,288,757, $7,508,219 and $7,641,610,
respectively.

The following is a schedule of principal payments for the next four years:

                 Year               Amount
                 1997          $ 1,753,596
                 1998            1,918,095
                 1999            2,098,025
                 2000           74,469,775
                 Total         $80,239,491

As a condition of the New Mortgage, the Partnership entered into an escrow agreement with Equitable which requires the Partnership to provide additional collateral for the New Mortgage. The Partnership agreed to direct the Hotel Manager to forward rent from operating profit ("Rent") generated by the Hotels, subsequent to the Effective Date, to an escrow account (the "Loan Reserve") maintained by Equitable's escrow agent (the "Escrow Agent"). The Hotel Manager was directed to forward Rent to the Loan Reserve until a balance of $2.5 million was reached and maintained. The Escrow Agent used these funds to pay the Partnership's monthly debt service payments. Until the balance of $2.5 million was reached, the Escrow Agent forwarded 10% of the Rent generated by the Hotels to the Partnership, provided there were no existing defaults on the New Mortgage. As of December 31, 1995, the Loan Reserve balance was maintained at $2.5 million and there are currently no existing defaults on the New Mortgage. Since both of these conditions are satisfied, the Partnership began receiving 100% of the Rent directly from the Hotel Manager beginning in the fourth quarter of 1995. As of December 31, 1996, the Partnership has funded the Loan Reserve in the amount of $2,534,317, and is included as "Restricted cash - loan reserve" on the Partnership's balance sheet. The funds in excess of the $2.5 million requirement represent interest earned on the Loan Reserve and will be transferred to the Partnership quarterly.

Total costs incurred by the Partnership related to the refinancing of the loan and termination of the Asset Management Agreement were approximately $1.6 million and have been reflected in "Deferred charges - refinancing costs" on the Partnership's balance sheet. The refinancing costs consist of a 1% refinancing fee of $825,000 paid to Equitable, a refinancing fee payable to EREIM of $412,500 and legal and other refinancing costs of approximately $362,500. These costs are being amortized on a straight-line basis over the five-year term of the New Mortgage.

Based on the borrowing rates currently available to the Partnership for mortgage loans with similar maturities, the fair value of long-term debt approximates carrying value.

5. Promissory Note
On October 18, 1996, the Partnership entered into a loan agreement and executed a promissory note in an amount up to $1,100,000 (the "Note") with Marriott International Capital Corporation (the "Lender"). The purpose of such financing was to provide the Partnership with the required capital to implement certain upgrades to furniture, fixtures and equipment ("FF&E") and to make certain non-structural repairs and renovations (collectively, the "Renovations") at the St. Louis Hotel. The Lender will fund to the Partnership from time-to-time amounts necessary (up to the maximum amount of the Note) to complete the Renovations at the St. Louis Hotel. As of December 31, 1996, there were no borrowings.

The Partnership has directed the Hotel Manager, the St. Louis Hotel's tenant, to make payments on behalf of the Partnership solely from the St. Louis Hotel's FF&E Replacement Reserve account in an amount equal to $61,986 per period commencing with the second accounting period in fiscal 1997 until the Note is repaid or the maturity of the Note. The Note bears interest at a rate of 9% per annum on all outstanding amounts and can be prepaid by the Partnership without premium or penalty. The Hotel Manager will fund all interest payments into the FF&E Replacement Reserve account from its own funds prior to making any payments to the Lender. Consequently, the increased payment from the tenant will offset the interest as if the Note had been an interest-free loan.

6. Transactions with Related Parties

Administration - The General Partner or its affiliates incurred out- of-pocket expenses in connection with the administration of the Partnership. The following is a summary of out-of-pocket expenses incurred for the periods ended December 31, 1996, 1995 and 1994 and the unpaid portions at December 31, 1996 and 1995.

                   Unpaid at    Unpaid at
                 December 31, December 31,
                        1996         1995         1996       1995      1994
Out-of-
 pocket expenses      $1,000       $2,462      $10,081    $13,801    $9,016

Fees and Compensation - The General Partner or its affiliates earned fees and compensation, and were reimbursed for certain out-of-pocket expenses actually incurred in connection with the organization, syndication, acquisition and financing for the Partnership and the Properties in the amount of $6,094,751 in 1988. These amounts are composed of $4,044,982 included in the offering costs, $302,576 (prior to reimbursement) included in deferred charges, $667,165 included in organization costs and $1,080,028 included in the acquisition cost of the Properties.

Cash and Cash Equivalents - Cash and cash equivalents were on deposit with an affiliate of the General Partner during a portion of 1996 and all of 1995. As of December 31, 1996, no cash and cash equivalents were on deposit with an affiliate of the General Partner or the Partnership.

7. Partnership Agreement
The Partnership agreement provides for the following allocations:

Income - Income is first allocated to the General Partner and Limited Partners (the "Partners") in amounts equal to the amounts distributed to such Partners; then to any Partner with a deficit capital account balance to the extent of such Partner's deficit capital account balance; then 100% to the Limited Partners in an amount equal to the unpaid balance of their preferred return, as defined in the Partnership Agreement.

Losses - Losses are generally allocated to the General Partner and Limited Partners in the amounts equal to the amount distributed to such Partners.

Distributions of Net Cash Flow from Operations - Net cash flow from operations, as defined, with respect to each fiscal year will generally be distributed 99% to the Limited Partners and 1% to the General Partner, until such time as each Limited Partner has received an amount equal to his preferred return, as defined, plus his unrecovered capital, as defined. Thereafter, net cash flow from operations will be distributed 94.12% to the Limited Partners and 5.88% to the General Partner.

Distributions of Net Proceeds from Interim Capital Transactions - Net Proceeds from interim capital transactions will generally be distributed 99% to the Limited Partners and 1% to the General Partner until each Limited Partner has received an amount equal to his unpaid preferred return and unrecovered capital, as defined. Any remaining net proceeds will be distributed 94.12% to the Limited Partners and 5.88% to the General Partner.

Distributions of Net Proceeds from Sale Upon Dissolution - It is anticipated that net proceeds from a sale of the Properties or any final liquidation of the Partnership's assets will be distributed 99% to the Limited Partners and 1% to the General Partner until each Limited Partner has received from these and other payments an amount equal to any unpaid preferred return and his capital contribution (less prior distributions with respect thereof from a previous Interim Capital Transaction). Any remaining net proceeds will generally be distributed 94.12% to the Limited Partners and 5.88% to the General Partner.

Distributions in dissolution will be made in accordance with capital accounts.

Allocation of Gain or Loss from Sales - Gains on sales of properties will generally be allocated first to each Limited Partner and the General Partner in the amount of the proceeds received by such Limited Partner and the General Partner from the transaction. Then, following certain capital account adjustments, any remaining income or gain will be allocated 94.12% to the Limited Partners and 5.88% to the General Partner. Losses from Interim Capital Transactions will be allocated in accordance with positive capital accounts, then in accordance with the profit sharing ratios then in effect, subject to certain adjustments as described in the Partnership agreement.

8. Asset Management Agreement
On June 3, 1988, the Partnership entered into an agreement with EREIM, an affiliate of the Seller, for the management of the Properties. The agreement provided for an annual fee of the lesser of 6.5% of the rent received by the Partnership or 1% of gross revenues of the Properties, subject to an agreement to defer such fee to the extent that rent received by the Partnership were less than certain amounts defined in the Asset Management Agreement. Any amount of such fee that was deferred accrued interest at 12.5%, compounded annually, and was due and payable on the earlier of 15 years after the purchase of the Properties or upon sale of the Properties; however, such amount was subordinate to the Partners receiving a return of their capital and a 6% simple return thereon.

On June 28, 1995, the Partnership terminated its June 3, 1988 Asset Management Agreement with EREIM. Pursuant to the termination agreement, EREIM is entitled to a refinancing fee in the amount of $412,500, which is payable upon the earlier of a sale or refinancing of one or more of the Hotels or on June 2, 2000. The refinancing fee is included in "Refinancing fee payable" and "Deferred charges - refinancing costs" on the Partnership's balance sheet and is being amortized over the term of the New Mortgage. Additionally, all deferred management fees and deferred interest payable earned as of the Effective Date in the amounts of $4,187,505 and $1,849,185, respectively, will remain as liabilities to EREIM but subordinate to a return of investor equity plus a 6% annual return thereon. No further management fees or interest on these amounts accrue after the Effective Date.

During 1996, 1995 and 1994, the Partnership recorded $0, $288,528, and $640,941, respectively, of such asset management fees, of which $4,187,505 have been cumulatively deferred as of December 31, 1996 and 1995.

It is not practicable for the Partnership to estimate the fair value of this class of financial instruments as no quoted market price exists and the cost of obtaining an independent valuation appears excessive to the Partnership.

9. Commitments and Contingencies
The lease agreements provide that the Hotel Manager can request additional funds for furniture, fixtures and equipment or building additions or expansions, as required. In each case, the Hotel Manager and the Partnership would be required to contribute a portion of such funds, as defined in the operating leases.

Should the Partnership not elect to contribute such additional funds, the Hotel Manager would have the right to acquire the Properties at purchase prices, as outlined in the leases. The Hotel Manager may also have certain purchase rights upon the termination of the leases or lease defaults.

In addition, the Hotel Manager has a right of first refusal to acquire the Properties based on transactions between the Partnership and third parties.

10. Distributions
In 1996 and 1994, distributions to Limited Partners totaled $1,385,880 ($.40 per limited partnership unit) and $649,632 ($.19 per limited partnership unit), respectively. Commencing with the fourth quarter 1994 distribution which would have been paid in February 1995, the General Partner suspended distributions, in anticipation of future cash requirements regarding the Partnership's June 2, 1995 mortgage loan debt maturity.

11. Reconciliation of Financial Statement Net Income (Loss) and
Partners' Capital to Federal Income Tax Basis Net Income (Loss) and Partners' Capital

                                                 1996         1995         1994
Financial statement net income (loss)      $1,922,133   $  274,859  $(1,099,424)
Tax basis depreciation under
 (over) financial statement depreciation       95,092      350,546      338,743
Financial statement deferred management
 fee and interest expense over
 tax basis deferred management fee
 and interest expense                              --      621,404    1,156,762
Other                                          84,628       43,952           --
Federal income tax basis net income        $2,101,853   $1,290,761   $  396,081

Financial statement partners' capital     $21,177,782  $20,655,528  $20,380,669

Current year financial statement net income
 (loss) under federal income tax basis
 net income                                   179,720    1,015,902    1,495,505
Cumulative financial statement
 net income (loss) over federal income
 tax basis net income                      (1,412,718)  (2,428,620)  (3,924,125)
Federal income tax basis
 partners' capital                        $19,944,784  $19,242,810  $17,952,049

Because many types of transactions are susceptible to varying interpretations under Federal and State income tax laws and regulations, the amounts reported above may be subject to change at a later date upon final determination by the taxing authorities.


                Report of Independent Accountants


To the Partners of
Hotel Properties, L.P.:

We have audited the accompanying balance sheets of Hotel Properties, L.P. (formerly EQ/Shearson Hotel Properties, L.P.), a Delaware limited partnership, as of December 31, 1996 and 1995, and the related statements of operations, partners' capital and cash flows for each of the three years in the period ended December 31, 1996. These consolidated financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Hotel Properties, L.P. as of December 31, 1996 and 1995, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.


COOPERS & LYBRAND L.L.P.

Hartford, Connecticut
March 17, 1997



Schedule III - Real Estate and Accumulated Depreciation
December 31, 1996

Hotel
Properties:    Los Angeles     Nashville     St. Louis     Tan-tar-a      Total

Location     Los Angeles, CA Nashville, TN St. Louis, MO Osage Beach, MO   na
Construction
 date             1973           1981           1972           1980        na
Acquisition
 date            06-03-88        06-03-88     06-03-88       06-03-88       na
Life on which
depreciation in
latest income
statements
is computed        40/7            40/7          40/7          40/7         na
Encumbrances   $35,891,125    $18,768,017   $14,491,252 $11,089,097 $80,239,491

Initial cost to Partnership:
 Land           12,751,066      3,064,552     4,282,676   2,410,4892  2,508,783
 Buildings and
 improvements   35,081,383     19,435,904    18,442,592   9,236,4728  2,196,351

Costs capitalized
subsequent to acquisition:
 Land, buildings
 and
 improvements   13,968,547      4,737,398     8,791,402   11,904,021 39,401,368

Gross amount at which
carried at close of period:
  Land         $12,751,066     $3,040,946    $4,282,676  $2,494,727 $22,569,415
  Buildings and
  improvements  49,049,930     24,196,908    27,233,994  21,056,255 121,537,087
                61,800,996     27,237,854    31,516,670  23,550,982 144,106,502

Accumulated
 depreciation(3) 18,114,515     8,061,090    10,889,850  10,140,892  47,206,347

(1) Net of $1,058,976 reduction in purchase price allocated to land, buildings and personal property.
(2) For Federal income tax purposes, the basis of land, building, and personal property on a gross basis is $144,181,026.
(3) The amount of accumulated depreciation for Federal income tax purposes is $54,714,475.

A reconciliation of the carrying amount of real estate and accumulated depreciation for the years ended December 31, 1996, 1995, and 1994 follows:

                                             1996           1995           1994
Real estate investments:
Beginning of year                    $138,969,183   $134,077,764   $127,909,087
Acquisitions                                   --             --             --
Costs capitalized subsequent
 to acquisition, net                    5,137,319      4,891,419      6,168,677
End of year                          $144,106,502   $138,969,183   $134,077,764

Accumulated depreciation:
Beginning of year                    $ 40,612,178   $ 33,777,723   $ 26,749,158
Depreciation expense                    6,594,169      6,834,455      7,028,565
Dispositions                                   --             --             --
End of year                          $ 47,206,347   $ 40,612,178   $ 33,777,723



          Report of Independent Accountants On Schedule
                     To Financial Statements




To the Partners of
Hotel Properties, L.P.:

Our report on the financial statements of Hotel Properties, L.P. (formerly EQ/Shearson Hotel Properties, L.P.), a Delaware Limited Partnership, has been incorporated by reference in this Form 10-K from the Annual Report to Unitholders of Hotel Properties, L.P. for the year ended December 31, 1996. In connection with our audit of such financial statements, we have also audited the related financial statement schedule listed in the index of this Form 10-K.

In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information required to be included therein.


COOPERS & LYBRAND L.L.P.

Hartford, Connecticut
March 17, 1997