Form 10-K, Exhibit 13
period 1997-12-31
HOTEL PROPERTIES L P
filed 1998-03-19
CIK 822968

EXHIBIT 13.1

                    HOTEL PROPERTIES L.P.
             1997 ANNUAL REPORT TO UNITHOLDERS

                    Hotel Properties L.P.



     Hotel Properties L.P. was established in 1987 to acquire four hotel properties: the Los Angeles Airport Marriott Hotel; the St. Louis Airport Marriott Hotel; the Nashville Airport Marriott Hotel; and Marriott's Tan-Tar-A Resort Hotel, located on Lake of the Ozarks in Osage Beach, Missouri (the "Hotels"). The Partnership's overall operations are managed by its General Partner, EHP/GP Inc. The Hotels are leased to and managed by Marriott Hotel Services, Inc. ("Marriott"), a wholly-owned subsidiary of Marriott International Inc.

     The weighted average occupancy and room rate for the Partnership's four Hotels for the years ended
     December 31, 1997 and 1996 were as follows:


                                 1997      1996   % Change

      Average Occupancy         75.2%     79.6%      (5.5%)
      Average Room Rate        $96.65    $87.99       9.8%



                            Contents

                      1   Message to Investors
                      3   Property Update
                      5   Financial Highlights
                      6   Financial Statements
                      9   Notes to the Financial Statements
                     20   Report of Independent Accountants


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



                      Message to Investors


Presented for your review is the 1997 Annual Report for Hotel Properties L.P. (the "Partnership"). This report contains an update on operations at the Partnership's four Marriott Hotels, including the status of our efforts to sell the Hotels, and the Partnership's audited financial statements for the year ended December 31, 1997.

Sales Update

As discussed in previous correspondence, the General Partner commenced marketing the Hotels for sale and has retained Eastdil Realty Company ("Eastdil"), a nationally-recognized real estate firm, to assist with these efforts. Eastdil completed the preparation of marketing brochures during the third quarter of 1997, and commenced the active marketing of the Hotels in the fourth quarter. The Hotel operating leases give Marriott the right of first refusal, which means the Partnership must notify Marriott of any sales offers it intends to accept, and Marriott may elect to purchase the Hotels at the same price and under the same conditions.

We are pleased to report that on January 9, 1998, the Partnership entered into a non-binding letter of intent with a major independent hotel buyer, pursuant to which the parties agreed to negotiate in good faith an agreement to purchase the Hotels for a cash purchase price of approximately $114 million (the "Offer"), subject to Marriott's right of first refusal. On that same day, the General Partner notified Marriott of the Offer, and by letter dated February 5, 1998, Marriott notified the General Partner that it would exercise its right of first refusal to purchase the Hotels at the same price and under the same terms and conditions as those set forth in the Offer (the "Proposed Sale"). The Partnership and Marriott are negotiating a formal Purchase and Sale Contract (the "Contract") which we expect to execute in March 1998.

The Proposed Sale is subject to the satisfaction of certain conditions, including the Partnership obtaining the approval of a majority in interest of the outstanding Unitholders. Should the Proposed Sale be approved, it is currently anticipated that the closing will occur during the second or third quarter of 1998.

Given the anticipated sale of the Hotels, future distributions to the Partners will be made following the receipt of sale proceeds. If the Proposed Sale occurs, the General Partner currently estimates that such distributions may exceed $10.00 per Unit.
The amount will be dependent on the operations of the Hotels and the Partnership until closing, the timing of the closing and other factors, all of which are uncertain at this time. While it is expected that the Hotels will be sold during 1998, there can be no assurance that the Proposed Sale will be consummated, or that the Proposed Sale will result in any particular level of distributable cash.

Market/Property Update

Operating conditions for hotels nationwide remained strong during 1997, as average daily room rates increased and average occupancy levels remained stable. For the year ended December 31, 1997, market analysts Smith Travel Research reported that average occupancy and daily room rates for U.S. hotels were 64.5% and $75.16, respectively, compared with 65.0% and $70.81, respectively, for 1996. The combined operating results at the Partnership's Hotels during 1997 were reflective of these strong industry conditions. Although the Hotels are affected by conditions specific to the market in which each operates, their performance as a whole improved over last year. Please refer to the Property Update section beginning on page 3 of this report for a discussion of the Hotels' 1997 performance.


General Information

As you are probably aware, various third parties have commenced tender offers to purchase Units of the Partnership at prices which are below the Partnership's estimate of net asset value per Unit. In response, we recommended that Limited Partners reject these offers because we believe that they do not reflect the underlying value of the Partnership's assets. According to published industry sources, most of the investors who hold units of limited partnerships similar to the Partnership have rejected these types of tender offers due to their inadequacy.

Summary

Pending approval from the Limited Partners, the General Partner expects that the Proposed Sale will be consummated during the second or third quarter of 1998. Thereafter, the net sale proceeds and cash reserves after payment of Partnership liabilities and establishment of any reserve for contingencies, will be distributed to Partners. Please be assured we will continue to work in conjunction with Marriott management to maximize operations until the Proposed Sale is completed. We will inform you of our progress in future reports.

Very truly yours,

EHP/GP Inc.
The General Partner

/s/Jeffrey C. Carter
Jeffrey C. Carter
President

March 19, 1998

                         Property Update


Marriott's Tan-Tar-A Resort

Located on Lake of the Ozarks in Osage Beach, Missouri, Marriott's Tan-Tar-A Hotel is a full-service resort comprised of 26 buildings with 365 guest rooms. It is situated on two parcels of land, extending over a total of 150 acres with approximately 5,000 feet of shoreline. In addition to operating the guest rooms, Marriott also manages approximately 610 private estates under agreements with the individual owners, bringing the total number of available guest units to 975. The resort's extensive recreational amenities feature 27 holes of golf, a health club, tennis courts, three swimming pools and full water sports facilities. There are also several retail and gift shops in the hotel lobby. Tan-Tar-A's wide array of food and beverage options include two upscale restaurants, a Burger King, a Sbarro's, and four TCBY outlets. Additionally, there are eight lounges and a number of banquet areas and ballrooms.

Operations at Tan-Tar-A improved in 1997 compared with the previous year. Despite facing additional competition during 1997, Tan-Tar-A posted increases in both average occupancy and room rate, resulting in a 4% increase in the hotel's total sales. This improvement, combined with the containment of expenses, led to a 10% increase in hotel operating profit and a 6% increase in rent from operating profit.

Historically, the resort has faced limited competition in its market. There is only one other full-service resort hotel in the vicinity and the General Partner believes that Tan-Tar-A offers a higher quality product. Although there are several additional hotels and motels located in the area, in the past they have not been perceived as being directly competitive with Tan-Tar-A due to disparities in markets served, quality of facilities, rate structure, location and/or lack of affiliation with a major hotel chain. Over the last few years, however, certain new and expanded limited service hotels have gained market share. Even with this additional competition, Tan-Tar-A maintains its dominant position.

The Nashville Airport Marriott Hotel

The Nashville Marriott Hotel is a 399-room hotel located approximately two-and-one-half miles north of the Nashville Airport. Amenities at the hotel include a health club, tennis courts, a game room and an indoor/outdoor swimming pool with a poolside outdoor entertainment area and barbecue pit. The food and beverage facilities are comprised of a full-service restaurant and lounge, and the banquet facilities include two ballrooms and several meeting rooms which can accommodate up to 1,500 people. The hotel's main ballroom, the Capital Ballroom, was renovated during 1997. The improvements consisted of the installation of new lighting and "air walls" to control the noise level between rooms, and were funded out of the hotel's reserve for furniture, fixtures and equipment ("FF&E").

The sustained strength of the Nashville hospitality market has encouraged significant development over the last few years. Even with the increased room supply, however, the Nashville market remained strong during 1997, as average occupancy for the city's hotels remained stable and the average daily room rate increased. For the year ended December 31, 1997, Smith Travel Research reported that the average occupancy and average daily room rate for Nashville hotels were 66.8% and $73.20, respectively, compared with 67.3% and $69.21, respectively, for the year ended December 31, 1996. The Partnership's hotel maintains a prominent position in its local market, posting a 3.4% increase in occupancy, a 3.5% increase in average daily room rates and a 4.9% increase in total hotel sales in 1997 over 1996. The higher sales, combined with management's efforts to contain operating expenses, resulted in a 13.8% improvement in hotel operating profit and a 13.2% increase in rent from operating profit in 1997 relative to 1996.

There are nine hotels which compete to varying degrees with the Nashville Hotel. Although the supply of rooms continues to increase in the Nashville market, we believe that the impact on the hotel will remain minimal, due to the disparities in markets served, quality of facilities, rate structure, location and/or lack of affiliation with a major hotel chain.

The St. Louis Airport Marriott

The St. Louis Marriott Hotel is a 601-room hotel located on Pear Tree Lane in St. Louis, Missouri, directly adjacent to Lambert International Airport. The hotel was originally opened in 1972 with a total of 423 rooms and 178 rooms were later added with the completion of the east tower in 1981. The hotel offers extensive amenities to its guests, including two lighted tennis courts, a health facility with a whirlpool and sauna, and indoor and outdoor swimming pools. Food and beverage facilities include a rooftop JW's Steakhouse, a full-service restaurant and two lounges, and banquet facilities include two major ballrooms which can accommodate up to 2,100 people. Soft-goods renovations were completed during the first quarter of 1997 on the remaining rooms that had not been refurbished during 1996. These improvements were funded from a line of credit provided to the Partnership by Marriott International Capital Corporation (the "Line of Credit"). During the first quarter of 1997, the Partnership borrowed $1,100,000 under the Line of Credit and funded the hotel's FF&E to make the renovations. The Line of Credit is to be repaid solely from the hotel's FF&E. During 1997, principal payments on the Line of Credit from the hotel's FF&E totaling $679,727 were made.

Operating conditions for hotels in St. Louis remained strong during 1997. Smith Travel Research reported that for the year ended December 31, 1997, the average occupancy and room rates for the city's hotels were 63.1% and $68.80, respectively, compared with 64.9% and $65.98, respectively, in 1996. The St. Louis Hotel posted similar improvement, as stable average occupancy and a 4.6% increase in the average daily room rate led to a 1.5% increase in total sales. This improvement, coupled with the containment of expenses, resulted in a 5.8% increase in hotel operating profit and a 2.9% increase in rent from operating profit.

The Partnership has identified six hotels in the St. Louis Airport market which currently compete directly with the St. Louis Airport Marriott. Two other Marriott hotels are also located in the greater St. Louis area, which, due to their affiliation with Marriott, compete to a certain degree with the Partnership's hotel. During 1997, a new 400-room hotel and casino opened, however, it has had minimal impact on the Partnership's hotel. Although there are many additional hotels in the St. Louis market, they are not considered to be directly competitive with the Partnership's hotel due to disparities in markets served, quality of facilities, rate structure, location and/or lack of affiliation with a major hotel chain.

The Los Angeles Airport Marriott

The Los Angeles Airport Marriott is a 1,012-room convention-type hotel located on Century Boulevard, just one-half mile east of the entrance to the Los Angeles International Airport. The hotel features extensive amenities, including an outdoor swimming pool, a hydrotherapy pool, a health club with a sauna and a game room. The hotel also offers two full-service restaurants, a sports bar/lounge, a gourmet coffee shop and a lobby and pool lounge. Additionally, there are several banquet and group meeting facilities that can accommodate more than 2,000 people. A soft-goods renovation of all guest rooms was completed during the third quarter of 1997. These improvements included the replacement of carpeting, draperies, bedspreads and other soft-goods, and were funded out of the hotel's FF&E reserve.

The operating environment for hotels in the Los Angeles Airport hotel submarket continued to strengthen during 1997. Smith Travel Research reported that for the year ended
December 31, 1997, average occupancy and room rates for hotels in the Los Angeles Airport submarket increased to 74.5% and $66.69, compared to 73.5% and $61.00, respectively, for 1996. The overall performance of the Partnership's hotel also improved.
The average daily room rate increased considerably, which offset a decrease in the average occupancy rate, and as result, total hotel sales were largely unchanged in 1997 compared with 1996. Even with flat sales, a 2% reduction in total hotel expenses led to a 18.6% improvement in hotel operating profit and a 6.4% increase in rent paid to the Partnership.

There are seven hotels in the Los Angeles Airport submarket which compete to varying degrees with the Partnership's hotel, including a 750-room Westin Hotel at the Airport which was formerly known as a Doubletree. One competitor, located three miles south of the airport in Manhattan Beach, was owned until August 1997 by a limited partnership that was sponsored by an affiliate of the General Partner. While there are several additional hotels in the market area, due to disparities in markets served, quality of facilities, rate structure, location and/or lack of affiliation with a major hotel chain, they are not considered to be directly competitive with the Partnership's hotel.

                      Financial Highlights

The following chart summarizes the financial results of the Hotels and the Partnership for the periods ended December 31 of the indicated years:

                                      1997            1996  % Change
Total hotel sales            $ 120,908,961   $ 118,131,587      2.4%
Total hotel operating profit    21,344,582      18,785,538     13.6%
Partnership rental income
  from operations               11,127,581      10,350,982      7.5%
Net income                       5,875,244       1,922,133    205.7%
Adjusted net income              4,031,529       3,283,994     22.8%


Total hotel sales increased 2.4% in 1997 over 1996, primarily as a result of the Hotels' higher weighted average room rates. This increase, combined with management's efforts to contain operating expenses, led to a 13.6% increase total hotel operating profit and a 7.5% increase in rental income earned by the Partnership in 1997 compared with 1996. The higher rental income, coupled with decreases in interest and depreciation expenses, led to a substantial increase in the Partnership's net income for 1997 compared with 1996. After adding back the non-cash expense of depreciation, the Partnership's adjusted net income (excluding rent from the replacement escrow which is restricted for making improvements to the Hotels) increased 22.8% in 1997 over the prior year.

Selected Financial Data

Selected Partnership financial data for the five years ended
December 31 is shown below. This data should be read in conjunction with the Partnership's financial statements included in this report.

For the periods ended December 31,

                          1997         1996         1995        1994       1993
Rental income from
  operations       $ 11,127,581 $10,350,982 $10,155,725  $9,860,623 $ 9,652,455
Replacement escrow    5,694,279   5,557,759   5,219,071   5,021,649   4,898,950
Interest                439,230     416,202     365,855     227,886     144,584
    Total Income     17,261,090  16,324,943  15,740,651  15,110,158  14,695,989
Total Assets at
 December 31        112,367,947 109,954,205 108,887,742 108,853,719 109,693,913
Mortgage loans
 payable at
 December 31         78,332,542  80,239,491  81,714,517  80,438,000  80,438,000
Revolving credit
 loans payable
 at December 31              --          --          --   2,531,417   2,531,417
Net income (loss)(1)  5,875,244   1,922,133     274,859  (1,099,424) (1,215,178)
Net income (loss)
 per unit(2)               1.68         .55         .05        (.31)       (.35)
Cash distributions declared
 per unit(2)                 --         .40          --         .19         .45

(1)Includes non-cash items such as depreciation, amortization, deferred asset management fees and a one-time write off of undepreciated personal property of $357,819 in 1993, replaced during renovations.

(2)There are 3,464,700 units outstanding.



Balance Sheets                           At December 31,       At December 31,
                                                   1997                  1996
Assets
Real estate, at cost: (Notes 3 and 4)
 Land                                    $            _          $ 22,569,415
 Buildings                                            _            72,645,014
  Furniture, fixtures and equipment                   _            48,892,073
                                                      _           144,106,502
 Less accumulated depreciation                        _           (47,206,347)
                                                      _            96,900,155

Real estate held for disposition            101,883,177                     _
Cash and cash equivalents (Note 6)            3,334,906             3,590,188
Restricted cash (Note 3)                        938,376             1,297,810
Restricted cash - loan reserve (Note 4)       2,535,447             2,534,317
Due from hotel managers, net (Note 3)           623,501               577,522
Replacement reserve receivable (Note 3)       1,783,963             3,426,722
Rent receivable (Note 3)                        454,951               488,415
Deferred charges - refinancing costs,
  net of accumulated amortization of
  $813,626 in 1997 and $488,176 in 1996         813,626             1,139,076
  Total Assets                             $112,367,947          $109,954,205

Liabilities and Partners' Capital
Liabilities:
Accounts payable and accrued expenses      $     72,916          $     85,067
Due to affiliates (Note 6)                       40,000                 1,000
Mortgage loans payable (Note 4)              78,332,542            80,239,491
Mortgage loans interest payable                       _               601,796
Refinancing fee payable (Note 8)                412,500               412,500
Distributions payable (Note 10)                       _             1,399,879
Deferred management fees payable (Note 8)     4,187,505             4,187,505
Deferred interest payable (Note 8)            1,849,185             1,849,185
Promissory notes payable (Note 5)               420,273                     _
  Total Liabilities                          85,314,921            88,776,423
Partners' Capital:
 General Partner                                 58,752                     _
 Limited Partners (3,464,700 limited
 partnership units authorized, issued
 and outstanding)                            26,994,274            21,177,782
  Total Partners' Capital                    27,053,026            21,177,782
  Total Liabilities and Partners' Capital  $112,367,947          $109,954,205


Statement of Partners' Capital
For the years ended December 31, 1997, 1996 and 1995

                                     Limited       General
                                    Partners       Partner         Total

Balance at December 31, 1994     $20,466,498      $(85,829)  $20,380,669
Net Income                           189,030        85,829       274,859
Balance at December 31, 1995     $20,655,528      $      _   $20,655,528
Net Income                         1,908,134        13,999     1,922,133
Distributions                     (1,385,880)      (13,999)   (1,399,879)
Balance at December 31, 1996     $21,177,782      $     _    $21,177,782
Net Income                         5,816,492        58,752     5,875,244
Balance at December 31, 1997     $26,994,274      $ 58,752   $27,053,026



Statements of Operations
For the years ended December 31,            1997           1996         1995

Income
Rent: (Note 3)
 Operating profit                   $ 11,127,581   $ 10,350,982  $ 10,155,725
 Replacement escrow                    5,694,279      5,557,759     5,219,071
Interest                                 439,230        416,202       365,855
  Total Income                        17,261,090     16,324,943    15,740,651
Expenses
Interest (Note 4)                      7,137,238      7,288,757     7,975,815
Depreciation and amortization          3,850,564      6,919,620     6,997,180
Asset management fee (Note 8)                  _              _       288,528
General and administrative (Note 6)      272,242        122,397       148,466
Professional fees                        125,802         72,036        55,803
  Total Expenses                      11,385,846     14,402,810    15,465,792
  Net Income                        $  5,875,244    $ 1,922,133  $    274,859
Net Income Allocated:
To the General Partner              $     58,752    $    13,999  $     85,829
To the Limited Partners                5,816,492      1,908,134       189,030
                                    $  5,875,244    $ 1,922,133  $    274,859
Per limited partnership unit
(3,464,700 outstanding)                   $ 1.68          $ .55          $.05


Statements of Cash Flows
For the years ended December 31,                 1997         1996        1995
Cash Flows From Operating Activities:
Net Income                               $ 5,875,244   $ 1,922,133  $  274,859
Adjustments to reconcile net income to
 net cash provided by operating activities:
 Rental income from replacement escrow    (5,694,279)   (5,557,759) (5,219,071)
 Depreciation and amortization             3,850,564     6,919,620   6,997,180
 Increase (decrease) in cash arising
 from changes in operating assets
 and liabilities:
  Due from hotel managers, net               (45,979)      (42,853)    (45,278)
  Rent receivable                             33,464       195,851      (5,718)
  Accounts payable and accrued expenses      (12,151)       19,022     (20,152)
  Due to affiliates                           39,000        (1,462)        311
  Mortgage loans interest payable           (601,796)      601,796           _
  Deferred management fees                         _             _     288,528
  Deferred interest payable                        _             _     332,877
Net cash provided by operating activities  3,444,067     4,056,348   2,603,536

Cash Flows From Investing Activities:
Additions to real estate, net of
 disposals                                (8,508,136)   (5,137,319) (4,891,419)
Proceeds from replacement reserve
 receivable                                7,337,038     4,648,984   4,360,894
Proceeds from restricted cash                359,434       488,335     530,525
Net cash used for investing activities      (811,664)            _           _

Cash Flows From Financing Activities:
Principal payments on mortgage loans
 payable                                  (1,906,949)   (1,475,026) (1,254,900)
Cash distributions paid                   (1,399,879)            _           _
Proceeds from promissory note payable      1,100,000             _           _
Principal payments on promissory note
 payable                                    (679,727)            _           _
Net increase in restricted cash - loan
 reserve                                      (1,130)        4,301           _
Deferred charges - refinancing costs               _             _  (1,214,752)
Funding of loan reserve                            _             _  (2,538,618)
Net cash used for financing activities    (2,887,685)   (1,470,725) (5,008,270)

Net increase (decrease) in cash and
 cash equivalents                           (255,282)    2,585,623  (2,404,734)
Cash and cash equivalents, beginning
 of period                                 3,590,188     1,004,565   3,409,299
Cash and cash equivalents, end
 of period                                $3,334,906    $3,590,188  $1,004,565

Supplemental Disclosure of Cash Flow Information:
Cash paid during the period for interest  $7,739,034    $6,686,961  $7,642,938


Notes to the Financial Statements
December 31, 1997, 1996 and 1995

1. Organization
Hotel Properties L.P. (the "Partnership") was formed on September 24, 1987 for the purpose of acquiring four hotel properties: the Los Angeles Airport Marriott Hotel, the St. Louis Airport Marriott Hotel, the Nashville Airport Marriott Hotel and Marriott's Tan-Tar-A Resort Hotel (the "Properties" or the "Hotels").

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

Real estate held for disposition - On June 30, 1997, the Partnership began the process of marketing the Properties, and accordingly, reclassified the Properties as "Real estate held for disposition" at their net book value. Upon reclassification, depreciation expense is no longer recorded.

Accounting for Impairment - Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" ("FAS 121"), requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. FAS 121 also addresses the accounting for long-lived assets that are expected to be disposed of. The Partnership adopted FAS 121 in the fourth quarter of 1995.

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

Deferred Charges - Refinancing Costs Deferred charges - refinancing costs are amortized on a straight-line basis over the five year term of the mortgage loans payable.

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

St. Louis Airport Marriott Hotel - The St. Louis Airport Marriott
Hotel (the "St. Louis Hotel") is a 601-room hotel located directly across from the St. Louis Airport in St. Louis, Missouri.

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

During 1997, the Partnership increased its investment in Tan-Tar-A. The funding came in the form of contributions to the Furniture, Fixtures, & Equipment ("FF & E") escrow fund for the purpose of garage repair.

Reserve Funds for Replacement-Pursuant to the terms of the operating leases, the Hotel Manager is required on behalf of the Partnership to maintain reserve funds for replacement of furnishings and equipment on the Properties from the Operating Profit of the Properties, ranging from 4.5% to 5%. The reserve funds for the Los Angeles, St. Louis and Tan-Tar-A Hotels are maintained on behalf of the Partnership at those properties by the Hotel Manager, while the Nashville Hotel fund is held by the Partnership. At December 31, 1997, the Partnership had $938,376 of the Nashville Hotel fund invested in an interest-bearing account (included in restricted cash in the accompanying financial statements). Additionally, at December 31, 1997, $1,783,963 of reserve funds for the three remaining Hotels were held at the Hotels on behalf of the Partnership (included in replacement reserve receivable in the accompanying financial statements). During the year ended December 31, 1997, the Partnership earned replacement escrow rental income of $5,694,279 which either remained in the reserve accounts or was used to fund fixed asset additions.

The St. Louis and Los Angeles Hotel Operating Leases require the Hotel Manager to maintain sufficient funds necessary to provide the respective Properties with adequate levels of working capital. In addition, under the leases, the Hotel Manager will retain control of the working capital throughout the lease term and upon termination thereof. Equitable Real Estate Investment Management, Inc. (the "Seller" or "EREIM") advanced the Hotel Manager $850,000 of working capital for Tan-Tar-A and $480,000 of working capital for Nashville. These noninterest-bearing working capital advances shall be paid to the Partnership by the Hotel Manager after termination of the respective Operating Lease. As the advances do not provide for interest, they have been discounted using the effective borrowing rate of 9.5% associated with the mortgage loans payable and have been included under due from hotel managers at the discounted value of $569,408. Included in due from hotel managers for the periods ended December 31, 1997 and 1996, is interest income of $54,093 and $49,400, respectively.

Hotel Operations - The following presents summarized information with respect to the operations of the Properties as provided by the Hotel Manager for the periods ended December 31, 1997, 1996 and 1995:

               Los Angeles    St. Louis   Nashville     Tan-Tar-A
                     Hotel        Hotel       Hotel         Hotel         Total
1997:
Hotel Revenues $46,469,035  $23,764,846  $19,259,481  $31,415,599  $120,908,961
Hotel Expenses  37,170,031   19,510,903   14,321,720   28,561,725    99,564,379
Operating Profit 9,299,004    4,253,943    4,937,761    2,853,874    21,344,582

Rental income
 to owner        4,441,773    2,024,250    2,949,234    1,712,324    11,127,581
Add -
Real estate
additions
and reserve
funds for
replacement
owned by the
Partnership,
included in
hotel expenses   2,091,107    1,069,418      962,974    1,570,780     5,694,279
Total Rental
  Income       $ 6,532,880  $ 3,093,668  $ 3,912,208  $ 3,283,104  $ 16,821,860

1996:
Hotel Revenues $46,243,470  $23,419,438  $18,363,779  $30,104,900  $118,131,587
Hotel Expenses  38,407,331   19,398,340   14,022,954   27,517,424    99,346,049
 Operating
 Profit          7,836,139    4,021,098    4,340,825    2,587,476    18,785,538

Rental income
to owner         4,173,258    1,965,901    2,604,495    1,607,328    10,350,982
Add - Real
estate additions
and reserve funds
for replacement
owned by the
Partnership,
included in
hotel expenses   2,080,956    1,053,370      918,188    1,505,245     5,557,759
  Total
  Rental Income $6,254,214   $3,019,271   $3,522,683   $3,112,573   $15,908,741

1995:
Hotel Revenues $42,447,026  $20,829,490  $18,040,956  $29,391,568  $110,709,040
Hotel Expenses  35,639,057   17,397,505   13,630,938   26,896,710    93,564,210
Operating
 Profit          6,807,969    3,431,985    4,410,018    2,494,858    17,144,830

Rental income
to owner         4,173,258    1,729,128    2,646,011    1,607,328    10,155,725
Add - Real
estate additions
and reserve
funds for
replacement owned
by the
Partnership,
included in
hotel expenses   1,910,117      937,328      902,048    1,469,578     5,219,071
Total Rental
 Income        $ 6,083,375  $ 2,666,456  $ 3,548,059  $ 3,076,906  $ 15,374,796


On June 19, 1993, The Marriott Corporation assigned its interests in the Amended and Restated Leases for the four hotel properties owned by the Partnership to the Hotel Manager, a wholly-owned subsidiary of Marriott International. The assignment has no effect on the Partnership's operations.

After considering a number of factors, including the recently improved operating performance of the Hotels, the improving hospitality industry nationwide and the significantly strengthened market for the acquisition of full-service hotel properties, the General Partner has decided to begin marketing the Hotels for sale on June 30, 1997. The Partnership retained Eastdil Realty Company, a nationally-recognized real estate firm, to assist with the marketing efforts.

On January 9, 1998, the Partnership entered into a non-binding letter of intent with a major independent hotel buyer, pursuant to which the parties agreed to negotiate in good faith an agreement to purchase the Hotels for a cash purchase price of $114 million (the "Offer"), subject to Marriott's right of first refusal. On that same day, the General Partner notified Marriott of the Offer, and by letter dated February 5, 1998, Marriott notified the General Partner that it would exercise its right of first refusal to purchase the Hotels at the same price and the same terms and conditions as those set forth in the Offer (the "Proposed Sale "). The Partnership and Marriott are negotiating a formal Purchase and Sale Contract (the "Contract") which is expected to be executed in March 1998.

The Proposed Sale is subject to the satisfaction of certain conditions, including the Partnership obtaining the approval of a majority in interest of the outstanding Unitholders. Should the Proposed Sale be approved, it is currently anticipated that the closing will occur during the second or third quarter of 1998. Upon completion of the Proposed Sale, distributions will be made to Limited Partners in accordance with the Partnership Agreement. If the Proposed Sale occurs, the General Partner currently estimates that proceeds available for distribution may exceed $10.00 per Unit. The amount will be dependent on operations of the Hotels and the Partnership until closing, the timing of the closing and other factors, all of which are uncertain at this time. While it is expected that the Hotels will be sold during 1998, there can be no assurance that the Proposed Sale will be consummated, or that the Proposed Sale will result in any particular level of distributable cash.

In view of the anticipated sale of the Hotels, the Partnership's real estate has been recorded at cost, less accumulated depreciation and amortization at December 31, 1997 on the Partnership's Balance Sheet as "Real estate held for disposition." Real estate held for disposition at December 31, 1997 was $101,883,177. Upon reclassification, depreciation expense is no longer recorded.

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

On June 28, 1995 (the "Effective Date"), the Partnership refinanced and amended the $80,438,000 in mortgage loans and the $2,531,417 revolving credit loans payable (collectively, the "Loan") with Equitable, and terminated its Asset Management Agreement with EREIM. The Loan, which originally matured on June 2, 1995, was extended under the existing terms to the Effective Date. At closing, the Partnership made a $500,000 principal payment and the Loan was consolidated into a new mortgage loan with Equitable totaling $82,469,417 (the "New Mortgage"). The New Mortgage is collateralized by four separate deeds of trust with respect to the Los Angeles, St. Louis, Nashville, and Tan-Tar-A Marriott Hotels of which the Hotel Manager is the lessee and operator.

Under the terms of the New Mortgage with Equitable, the Partnership is required to make monthly payments of principal and interest in the amount of $741,999 at a rate of 9% per annum based on a 20-year amortization term, commencing on August 1, 1995 until maturity on June 2, 2000, at which time the entire outstanding principal balance is due. The New Mortgage may be prepaid in whole or in part at anytime prior to June 2, 1998 in connection with a sale or refinancing of one or more of the Hotels without paying a prepayment premium. Subsequent to June 2, 1998, prepayment of the New Mortgage will be subject to a prepayment premium as set forth in the New Mortgage agreement. Interest expense for each of the years ended December 31, 1997, 1996 and 1995 was $7,137,238, $7,288,757 and $7,975,815,
respectively.

The following is a schedule of principal payments for the next three years:

                 Year                 Amount
                 1998            $ 1,764,742
                 1999              2,098,025
                 2000             74,469,775
                    Total        $78,332,542

As a condition of the New Mortgage, the Partnership entered into an escrow agreement with Equitable which requires the Partnership to provide additional collateral for the New Mortgage. The Partnership agreed to direct the Hotel Manager to forward rent from operating profit ("Rent") generated by the Hotels, subsequent to the Effective Date, to an escrow account (the "Loan Reserve") maintained by Equitable's escrow agent (the "Escrow Agent"). The Hotel Manager was directed to forward Rent to the Loan Reserve until a balance of $2.5 million was reached and maintained. The Escrow Agent used these funds to pay the Partnership's monthly debt service payments. Until the balance of $2.5 million was reached, the Escrow Agent forwarded 10% of the Rent generated by the Hotels to the Partnership, provided there were no existing defaults on the New Mortgage. As of December 31, 1997, the Partnership has funded the Loan Reserve in the amount of $2,535,447, and is included as "Restricted cash - loan reserve" on the Partnership's balance sheet. The funds in excess of the $2.5 million requirement represent interest earned on the Loan Reserve and are transferred to the Partnership quarterly.

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

5. Promissory Note
On October 18, 1995, the Partnership entered into a loan agreement and executed a promissory note in an amount up to $1,100,000 (the "Note") with Marriott International Capital Corporation (the "Lender"). The purpose of such financing was to provide the Partnership with the required capital to implement certain upgrades to furniture, fixtures and equipment ("FF&E") and to make certain non-structural repairs and renovations (collectively, the "Renovations") at the St. Louis Hotel. The Lender will fund to the Partnership from time-to-time amounts necessary (up to the maximum amount of the Line of Credit) to complete the Renovations at the St. Louis Hotel. The Line of Credit is unsecured and non-recourse to the Partnership. During the first half of 1997, the Partnership borrowed $1,100,000 under the Line of Credit and funded the replacement reserve to make the Renovations.

The Partnership has directed the Hotel Manager, the St. Louis Hotel's tenant, to make payments on behalf of the Partnership solely from the St. Louis Hotel's FF&E Replacement Reserve account in an amount equal to $61,986 per period commencing with the second accounting period in fiscal 1997 until the maturity of the Line of Credit. The Line of Credit bears interest at a rate of 9% per annum on all outstanding amounts and can be prepaid by the Partnership without premium or penalty. The Hotel Manager will fund all interest payments into the FF&E Replacement Reserve account from the Hotel Manager's own funds prior to making any debt service payments to the Lender. Consequently, the payment from the tenant will offset the interest as if this were an interest-free loan to the Partnership. The Partnership made principal payments on the Line of Credit from the replacement reserve totaling $679,727 during 1997. Interest on the Line of Credit was $64,105 during 1997.

6. Transactions with Related Parties

Administration-The General Partner or its affiliates incurred out-of-pocket and other expenses in connection with the administration of the Partnership. The following is a summary of these expenses incurred for the periods ended December 31, 1997, 1996 and 1995 and the unpaid portions at December 31, 1997 and 1996.

Effective as of January 1, 1997 the Partnership began reimbursing certain expenses incurred by the General Partner and its affiliates in servicing the Partnership to the extent permitted by the partnership agreement. In prior years, affiliates of the General Partner had voluntarily absorbed these expenses.

                         Unpaid at December 31,
                            1997         1996        1997      1996      1995

Out-of-pocket expenses  $      _     $  1,000    $ 11,220  $ 10,081  $ 13,801
Other expenses            40,000            _      80,223         _         _

Fees and Compensation-The General Partner or its affiliates earned fees and compensation, and were reimbursed for certain out-of-pocket and expenses actually incurred in connection with the organization, syndication, acquisition and financing for the Partnership and the Properties in the amount of $6,094,751 in 1988. These amounts are comprised of $4,044,982 included in the offering costs, $302,576 (prior to reimbursement) included in deferred charges, $667,165 included in organization costs and $1,080,028 included in the acquisition cost of the Properties.

Cash and Cash Equivalents-Cash and cash equivalents were on deposit with an affiliate of the General Partner during a portion of 1996. As of December 31, 1997, no cash and cash equivalents were on deposit with an affiliate of the General Partner or the Partnership.

7. Partnership Agreement
The partnership agreement provides for the following allocations:

Income-Income is first allocated to the General Partner and Limited Partners (the "Partners") in amounts equal to the amounts distributed to such Partners; then to any Partner with a deficit capital account balance to the extent of such Partner's deficit capital account balance; then 100% to the Limited Partners in an amount equal to the unpaid balance of their preferred return, as defined in the Partnership Agreement.

Losses-Losses are generally allocated to the General Partner and Limited Partners in the amounts equal to the amount distributed to such Partners.

Distributions of Net Cash Flow from Operations-Net cash flow from operations, as defined, with respect to each fiscal year will generally be distributed 99% to the Limited Partners and 1% to the General Partner, until such time as each Limited Partner has received an amount equal to his preferred return, as defined, plus his unrecovered capital, as defined. Thereafter, net cash flow from operations will be distributed 94.12% to the Limited Partners and 5.88% to the General Partner.

Distributions of Net Proceeds from Interim Capital Transactions-Net Proceeds from interim capital transactions will generally be distributed 99% to the Limited Partners and 1% to the General Partner until each Limited Partner has received an amount equal to his unpaid preferred return and unrecovered capital, as defined. Any remaining net proceeds will be distributed 94.12% to the Limited Partners and 5.88% to the General Partner.

Distributions of Net Proceeds from Sale Upon Dissolution-It is anticipated that net proceeds from any final liquidation of the Partnership's assets will be distributed 99% to the Limited Partners and 1% to the General Partner until each Limited Partner has received from these and other payments an amount equal to any unpaid preferred return and his capital contribution (less prior distributions with respect thereof from a previous Interim Capital Transaction). Any remaining net proceeds will generally be distributed 94.12% to the Limited Partners and 5.88% to the General Partner.

Allocation of Gain or Loss from Sales-Gains on sales of properties will generally be allocated first to each Limited Partner and the General Partner in the amount of the proceeds received by such Limited Partner and the General Partner from the transaction. Then, following certain capital account adjustments, any remaining income or gain will be allocated 94.12% to the Limited Partners and 5.88% to the General Partner. Losses from Interim Capital Transactions will be allocated in accordance with positive capital accounts, then in accordance with the profit sharing ratios then in effect, subject to certain adjustments as described in the partnership agreement.

8. Asset Management Agreement
On June 3, 1988, the Partnership entered into an agreement with EREIM, an affiliate of the Seller, for the management of the Properties. The agreement provided for an annual fee of the lesser of 6.5% of the rent received by the Partnership or 1% of gross revenues of the Properties, subject to an agreement to defer such fee to the extent that rents received by the Partnership were less than certain amounts defined in the Asset Management Agreement. Any amount of such fee that was deferred accrued interest at 12.5%, compounded annually, and was due and payable on the earlier of 15 years after the purchase of the Properties or upon sale of the Properties; however, such amount was subordinate to the Partners receiving a return of their capital and a 6% simple return thereon.

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

During 1997, 1996 and 1995, the Partnership recorded $0, $0 and
$288,528, respectively, of such asset management fees, of which $4,187,505 have been cumulatively deferred as of December 31, 1997 and 1996.

If the Hotels are sold based upon the negotiated sale price (see
Note 3), the Partners would not receive a six percent simple return on their capital. This will likely result in non-payment of the accrued management fees and related deferred interest payable which are subordinated to the Partners receiving a return on their capital and a six percent simple return thereon (see
Note 12).

9. Commitments and Contingencies
The lease agreements provide that the Hotel Manager can request additional funds for furniture, fixtures and equipment or building additions or expansions, as required. In each case, the Hotel Manager and the Partnership would be required to contribute a portion of such funds, as defined in the operating leases. The Partnership contributed $395,920 in 1997 to fund a portion of garage repair costs at Tan-Tar-A. The hotel manager added $237,552 as it's portion, as required by the lease.

Should the Partnership not elect to contribute such additional funds, the Hotel Manager would have the right to acquire the Properties at purchase prices, as outlined in the leases. The Hotel Manager may also have certain purchase rights upon the termination of the leases or lease defaults.

10. Distributions
Prior to 1994, cash distributions were paid on a quarterly basis from net cash flow provided by operating activities to Unitholders based on the seasonal performance of the Hotels. The General Partner suspended the payment of cash distributions in the fourth quarter of 1994. This action was taken in order to increase Partnership cash reserves to provide for the various costs of securing replacement financing related to the maturity of the Partnership's outstanding indebtedness in June 1995. Distributions remained suspended through 1996 in order for the Partnership to meet certain requirements under the terms of the New Mortgage. Due to the satisfaction of such requirements, and improved operations during 1996 at both the Partnership and Hotel levels, a cash distribution in the amount of $0.40 per Unit was paid to Limited Partners on February 14, 1997 from the Partnership's operations during the past year. The distribution was paid to Limited Partners of record as of each month-end in 1996. This represented a one-time distribution of 1996 annual cash flow and did not indicate the reinstatement of regular cash distributions.

As noted above, the Partnership expects to sell the Hotels during the second or third quarter of 1998. Accordingly, future distributions will be in the form of one or more distributions following the sale of the Hotels.

11. Reconciliation of Financial Statement Net Income and Partners' Capital to Federal Income Tax Basis Net Income (Loss) and Partners' Capital

                                              1997          1996         1995

Financial statement net income        $  5,875,244  $  1,922,133  $   274,859
Tax basis depreciation under
 (over) financial statement
 depreciation                           (3,920,811)       95,092      350,546
Financial statement deferred
 management fee and interest
 expense over tax basis deferred
 management fee and interest expense             _             _      621,404
Other                                       29,874        84,628       43,952
Federal income tax basis net income   $  1,984,307  $  2,101,853  $ 1,290,761

Financial statement partners' capital $ 27,053,026  $ 21,177,782  $20,655,528
Current year financial statement
 net income (loss) under (over)
 federal income tax basis net income    (3,890,962)      179,720    1,015,902
Cumulative financial statement
 net income over federal income tax
 basis net income                       (1,232,998)   (1,412,718)  (2,428,620)
Federal income tax basis partners'
 capital                               $21,029,066   $19,944,784  $19,242,810

Because many types of transactions are susceptible to varying interpretations under Federal and State income tax laws and regulations, the amounts reported above may be subject to change at a later date upon final determination by the taxing authorities.

12. Subsequent Event
The following unaudited pro forma financial information gives effect to the Proposed Sale.  The pro forma financial information is presented for illustrative purposes only, and therefore, is not necessarily indicative of the operating results and financial position that might have been achieved had the Proposed Sale occurred as of an earlier date, nor are they necessarily
indicative of operating results and financial position which may occur in the future.  A pro forma balance sheet is provided as of
December 31, 1997, giving effect to the Proposed Sale as though it had been consummated on that date.
Pro Forma Balance Sheet (Unaudited)
                                                                       Adjusted
                                    December 31       Pro Forma     December 31,
                                           1997     Adjustments            1997
Assets
Real estate held for disposition   $101,883,177   $(101,883,177)(a) $         _
Cash and cash equivalents             3,334,906       2,157,625 (e)  38,879,989
                                                    111,720,000 (a)
                                                    (78,332,542)(b)
Restricted cash                         938,376        (938,376)(a)           _
Restricted cash - loan reserve        2,535,447      (2,535,447)(e)           _
Due from hotel managers, net            623,501        (623,501)(a)           _
Replacement reserve receivable        1,783,963      (1,783,963)(e)           _
Rent receivable                         454,951        (454,951)(e)           _
Deferred charges - refinancing costs,
 net of accumulated amortization of
 $813,626 in 1997                       813,626        (813,626)(d)           _
     Total Assets                  $112,367,947    $(73,487,958)    $38,879,989

Liabilities and Partner's Capital
Liabilities
  Accounts payable and accrued
  expenses                               72,916               _          72,916
  Due to affiliates                      40,000               _          40,000
  Mortgage loans payable             78,332,542     (78,332,542)(b)           _
  Mortgage loans interest payable             _
  Refinancing fee payable               412,500        (412,500)(e)           _
  Distributions payable
  Deferred management fees            4,187,505      (4,187,505)(c)           _
  Deferred interest payable           1,849,185      (1,849,185)(c)           _
  Promissory notes payable              420,273        (420,273)(e)           _
     Total Liabilities             $ 85,314,921    $(85,202,005)    $   112,916

Partners' Capital:
  General Partner                  $     58,752    $    328,919     $   387,671
  Limited Partners (3,464,700
  limited partnership units
  authorized, issued and
  outstanding)                       26,994,274      11,385,128      38,379,402
     Total Partners' Capital       $ 27,053,026    $ 11,714,047     $38,767,073
     Total Liabilities and
     Partners' Capital             $112,367,947    $(73,487,958)    $38,879,989

The pro forma balance sheet as of December 31, 1997 reflects the assumed sale of the four Hotels and the liquidation of the Partnership on December 31, 1997. The sale price of the Hotels is $114,000,000 in cash, subject to certain adjustments. The cost to sell the Hotels as of June 30, 1998 are anticipated to be approximately $2,280,000. The Partnership will use a portion of the proceeds from the sale to repay the mortgage loan payable in full, which is $78,332,542 as of December 31, 1997. The remaining cash in the Partnership is assumed to be distributed in accordance with the Partnership Agreement.

See accompanying Notes to the Pro Forma Adjustments.

Notes to the Pro Forma Adjustments

(a)To record the sale of the Hotels reflecting the removal of the property held for disposition and related deferred charges, the receipt of net sale proceeds, and the allocation of the gain to the General Partner and Unitholders as follows:

               Sales price                               $114,000,000
               Closing costs                                2,280,000
                  Net Cash Proceeds                       111,720,000

               Assets Sold:
               Property held for disposition              101,883,177
               Restricted Cash                                938,376
               Due from Hotel Managers                        623,501
               Replacement Reserve Receivable               1,783,963
                                                          105,229,017
                  Gain on Sale                           $  6,490,983

               Allocated as follows:
               Unitholders                               $  6,157,108
               General Partner                                333,875
                                                         $  6,490,983

The allocation of gain to the General Partner is based upon their estimated share of distributions from the sale.

(b) To reflect the payment of mortgage indebtedness, pursuant to the agreements discussed herein, as follows:

               Mortgage Loan Payable                     $ 78,332,542
                                                         $ 78,332,549

(c) To reflect the forgiveness of fees payable to EREIM and related allocation to the General Partner and Unitholders as follows:

               Deferred Management Fees                  $  4,187,505
               Deferred Interest Payable                    1,849,185
                                                         $  6,036,690

               Allocated as Follows:
               Unitholders                               $  6,033,510
               General Partner                                  3,180
                                                         $  6,036,690

(d) To reflect the write-off of deferred charges associated with the mortgages totalling $813,626 and the related allocation to the General Partner and Unitholders.

               Unitholders                               $   805,490
               General Partner                                 8,136
                                                         $   813,626

(e) To reflect the collection of rent receivable and other receivables from hotel managers, the receipt of the Partnership's portion of the replacement reserve from Marriott, the satisfaction of obligations payable from the replacement reserve, and the receipt of restricted cash.

(f) The remaining cash, net of accounts payable and accrued expenses and due to affiliates, will be distributed to the General Partner and Unitholders in accordance with the ending capital balances.


                   Report of Independent Accountants


  To the Partners of
  Hotel Properties L.P.:

  We have audited the accompanying balance sheets of Hotel Properties L.P. (formerly EQ/Shearson Hotel Properties, L.P.), a Delaware limited partnership, as of December 31, 1997 and 1996, and the related statements of operations, partners' capital and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hotel Properties L.P. as of December 31, 1997 and 1996, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

  As discussed in Notes 3 and 12 to the financial statements, the Partnership entered into a Letter of Intent on January 9, 1998 to sell its Hotels. Upon execution of a Purchase and Sales Agreement and subsequent Limited Partner approval, the Partnership will sell the Hotels and commence liquidation shortly thereafter.


  COOPERS & LYBRAND L.L.P.

  Hartford, Connecticut
  March 18, 1998


Schedule III - Real Estate and Accumulated Depreciation
December 31, 1997

Hotel Properties:  Los Angeles   Nashville   St. Louis    Tan-tar-a      Total

Location           Los Angeles   Nashville   St. Louis  Osage Beach         na
                            CA          TN          MO           MO
Construction date         1973        1981        1972         1980         na
Acquisition date      06-03-88    06-03-88    06-03-88     06-03-88         na
Life on which
 depreciation in latest
 income statements
 is computed              40/7        40/7        40/7         40/7          na
Encumbrances       $35,038,146 $18,321,981 $14,146,857  $10,825,557 $78,332,541
Initial cost to
 Partnership:
     Land           12,751,066   3,064,552   4,282,676    2,410,489  22,508,783
     Buildings and
     improvements   35,081,383  19,435,904  18,442,592    9,236,472  82,196,351
Costs capitalized
 subsequent to
 acquisition:
   Land,
   buildings and
   improvements     17,909,977   6,067,691  10,034,387   13,897,449  47,909,504
Elimination of
 accumulated
 depreciation      (19,444,456) (8,722,122)(11,610,587) (10,954,296)(50,731,461)

Gross amount at
 which carried
 at close of
 period:
     Land          $12,751,066  $3,040,946  $4,282,676   $2,494,727 $22,569,415
     Buildings and
     improvements   52,991,360  25,527,201  28,476,979   23,049,683 130,045,223
                    46,297,970  19,846,025  21,149,068   14,590,114 101,883,177
Accumulated
 depreciation (3)            -           -           -            -           -


(1) Net of $1,058,976 reduction in purchase price allocated to land, buildings and personal property.
(2) For Federal income tax purposes, the basis of land, building, and personal property on a gross basis is $153,199,115.
(3) The amount of accumulated depreciation for Federal income tax purposes is $62,160,400.

A reconciliation of the carrying amount of real estate and accumulated depreciation for the years ended December 31, 1997, 1996, and 1995 follows:

                                          1997           1996            1995
Real estate investments:
Beginning of year                 $144,106,502   $138,969,183    $134,077,764
Costs capitalized subsequent to
 acquisition, net                    8,508,136      5,137,319       4,891,419
Reclassification to held for
 disposition                      $(50,731,461)  $          -    $          -
End of year                       $101,883,177   $144,106,502    $138,969,183

Accumulated depreciation:
Beginning of year                  $47,206,347   $ 40,612,178    $ 33,777,723
Depreciation expense                 3,525,114      6,594,169       6,834,455
Elimination of accumulated
 depreciation                      (50,731,461)             -               -
End of year                        $         -   $ 47,206,347    $ 40,612,178



          Report of Independent Accountants On Schedule
                     To Financial Statements


To the Partners of
Hotel Properties L.P.:

Our report on the financial statements of Hotel Properties L.P. (formerly EQ/Shearson Hotel Properties, L.P.), a Delaware Limited Partnership, has been incorporated by reference in this Form 10-K from the Annual Report to Unitholders of Hotel Properties L.P. for the year ended December 31, 1997. In connection with our audit of such financial statements, we have also audited the related financial statement schedule listed in the index of this Form 10-K.

In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information required to be included therein.

COOPERS & LYBRAND L.L.P.

Hartford, Connecticut
March 18, 1998